EXHIBIT (11)

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.42 for the year ended December 31, 2003 were calculated by dividing net income of $1,244,000 for the period January 1, 2003 to December 31, 2003 by the weighted-average number of common shares outstanding of 2,912,708.